Exhibit 99.1

ASX ANNOUNCEMENT
11 September 2026

Results of General Meeting

Sydney, Australia – Friday, 11 September 2026 – Radiopharm Theranostics Limited (ASX: RAD; Nasdaq: RADX) advises that all resolutions considered at the General Meeting held today were carried by poll.

In accordance with ASX Listing Rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, details of the proxies received and votes cast in respect of each resolution are attached.

Amritha Sushil

Joint Company Secretary

Radiopharm Theranostics Limited

Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia

ABN: 57 647 877 889

Disclosure of Proxy Votes Radiopharm Theranostics Limited Extraordinary General Meeting Friday, 11 September 2026	GPO Box 5193, Sydney, NSW 2001 P 1300 288 664 (aus) or +61 (0)2 9698 5414 (world) F +61 (0)2 8583 3040 E hello@automic.com.au ABN 27 152 260 814

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to resolutions put to members at the meeting.

			Proxy Votes				Poll Results (if applicable)			Results
Resolution	Decided by Show of Hands (S) or Poll (P)	Total Number of Proxy Votes exercisable by proxies validly appointed	FOR	AGAINST	ABSTAIN	PROXY'S DISCRETION	FOR	AGAINST	ABSTAIN	OUTCOME
1a Ratification of prior issue of First Tranche Placement Shares to Placement Participants	P	1,221,986,356	1,187,939,605 97.21%	32,644,514 2.67%	12,057,450	1,402,237 0.11%	1,189,341,842 97.33%	32,644,514 2.67%	12,057,450	Carried
1b Ratification of prior issue of ADS Shares to US Participants	P	1,221,353,323	1,212,284,305 99.26%	8,900,114 0.73%	12,690,483	168,904 0.01%	1,212,453,209 99.27%	8,900,114 0.73%	12,690,483	Carried
2 Approval to issue Second Tranche Placement Shares to Placement Participants	P	1,220,753,023	1,181,642,005 96.80%	38,942,114 3.19%	13,290,783	168,904 0.01%	1,181,810,909 96.81%	38,942,114 3.19%	13,290,783	Carried
3 Approval to issue Placement Attaching Options to Placement Participants	P	1,221,353,023	1,179,718,821 96.59%	41,465,298 3.40%	12,690,783	168,904 0.01%	1,179,887,725 96.60%	41,465,298 3.40%	12,690,783	Carried
4a Approval to issue SPP Shares to Eligible Shareholders	P	1,222,586,656	1,183,318,738 96.79%	39,099,014 3.20%	11,457,150	168,904 0.01%	1,183,487,642 96.80%	39,099,014 3.20%	11,457,150	Carried
4b Approval to issue SPP Attaching Options to Eligible Shareholders	P	1,221,926,656	1,180,363,554 96.60%	41,394,198 3.39%	12,117,150	168,904 0.01%	1,180,532,458 96.61%	41,394,198 3.39%	12,117,150	Carried
5 Approval to issue Shortfall Options	P	1,220,693,323	1,178,775,321 96.57%	41,749,098 3.42%	13,350,483	168,904 0.01%	1,178,944,225 96.58%	41,749,098 3.42%	13,350,483	Carried

			Proxy Votes				Poll Results (if applicable)			Results
Resolution	Decided by Show of Hands (S) or Poll (P)	Total Number of Proxy Votes exercisable by proxies validly appointed	FOR	AGAINST	ABSTAIN	PROXY'S DISCRETION	FOR	AGAINST	ABSTAIN	OUTCOME
6 Approval to issue ADR Warrants	P	1,221,353,023	1,179,696,950 96.59%	41,487,169 3.40%	12,690,783	168,904 0.01%	1,179,865,854 96.60%	41,487,169 3.40%	12,690,783	Carried
7 Approval to issue Agent Warrants	P	1,231,979,023	1,179,696,950 95.76%	52,113,169 4.23%	2,064,783	168,904 0.01%	1,179,865,854 95.77%	52,113,169 4.23%	2,064,783	Carried
8a Approval to issue SPP Shares and SPP Attaching Options to Director, Paul Hopper	P	948,869,958	894,216,556 94.24%	54,461,314 5.74%	285,173,848	192,088 0.02%	894,408,644 94.26%	54,461,314 5.74%	285,173,848	Carried
8b Approval to issue SPP Shares and SPP Attaching Options to Director, Ian Turner	P	1,116,328,635	1,062,156,879 95.15%	53,979,668 4.84%	117,715,171	192,088 0.02%	1,062,348,967 95.16%	53,979,668 4.84%	117,715,171	Carried
8c Approval to issue SPP Shares and SPP Attaching Options to Director, Bruce Goodwin	P	1,118,859,230	1,064,537,474 95.14%	54,129,668 4.84%	115,184,576	192,088 0.02%	1,064,729,562 95.16%	54,129,668 4.84%	115,184,576	Carried
8d Approval to issue SPP Shares and SPP Attaching Options to Chief Executive Officer and Director Riccardo Canevari	P	1,118,948,528	1,064,626,772 95.15%	54,129,668 4.84%	115,095,278	192,088 0.02%	1,064,818,860 95.16%	54,129,668 4.84%	115,095,278	Carried

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